

May 25, 2011

Via E-mail

Johnnie D. Johnson
Chief Executive Officer and Chief Financial Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, CT 06825

> **Re:** **Competitive Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed October 27, 2010**
> **Form 10-K/A for the Fiscal Year Ended July 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for the Quarterly Period Ended October 31, 2010**
> **Filed December 15, 2010**
> **Form 10-Q/A for the Quarterly Period Ended October 31, 2010**
> **Filed March 4, 2011**
> **Transition Report on Form 10-Q for the Transition Period from**
> **November 1, 2010 to December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 20, 2011**
> **Form 8-Ks Filed on September 13, 2010, December 15, 2010,**
> **February 11, 2011, March 1, 2011, April 19, 2011, and May 4, 2011**
> **File No. 001-08696**

Dear Mr. Johnson:

　　We have reviewed your letter dated March 4, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 2, 2011.

General

1.   Several of our current and prior comments address apparent untimely or missing filings on Form 8-K. Please tell us how you considered those failures to timely file in reaching the determination about the effectiveness of your disclosure controls and procedures for the period ended March 31, 2011. See Item 307 of Regulation S-K. In addition, please confirm that you will consider our current and prior comments when completing the cover pages of future quarterly and annual reports, which require you to state whether you filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

Cover Page

2.   We note your response to prior comments 4 and 8. As indicated by your response to prior comment 8, you did not timely file an Item 5.07 Form 8-K. Because of this, it appears that you have not complied with General Instruction 1.A.3 of Form S-3 and, as a result, the requirements of paragraph 1(i) of the definition of Well-known seasoned issuer. In addition, neither your response, nor publicly available information, suggest that you have complied with paragraphs 1(i)(A) or 1(i)(B) of the definition of Well-known seasoned issuer. As such, we are unable to agree with your conclusion that you meet the definition of Well-known seasoned issuer.

Item 1. Business, page 4

3.   Please include disclosure consistent with your response to prior comment 6 in your amended filing.

4.   Please include disclosure consistent with your response to prior comment 7 in your amended filing.

Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition, page 35

5.   We note your response to prior comment 10 indicating that you report revenue from device sales in two ways. Please further explain why you report revenue differently for sales of inventory shipped directly from the manufacturer in Korea than for sales of inventory located in the United States. As previously requested, for each type of arrangement, please address how you considered and weighted each of the indicators in

ASC 605-45-45-3 through 45-18. Specifically, describe what consideration you gave to these other indicators:

- Who is the primary obligor; that is, who is responsible for providing the product desired by the customer;

- Who has latitude in establishing the exchange price with the customer for the product;

- Which entity, if any, physically changes the product (beyond its packaging) or performs part of the service ordered by a customer;

- Who has discretion to select the supplier that will provide the product ordered by a customer;

- Who determines the nature, type, characteristics, or specifications of the product or service ordered by the customer; and

- Who assumes credit risk for the amount billed to the customer.

Concentration of Revenue Recognition, page 35

6.   You indicate in response to prior comment 11 that the sales to LEG in the third and fourth quarter of fiscal 2010 were made with extended payment terms. Tell us why you believe that the collection of the first quarter purchase was sufficient evidence to conclude that collection was reasonably assured. That is, explain why that collection substantiates the creditworthiness of LEG. Further, it appears that you had no evidence to support that you had a standard business practice of using extended payment arrangements and, therefore, you would have no reasonable basis for considering the fees to be fixed or determinable. Explain what consideration you gave to recognizing the related revenue as the payments from LEG became due.

7.   We note that LEG had 55 Calmare devices on hand that had not been paid for. Further describe the initial payment terms related to the sale of these devices. In this regard, we note from Exhibit 10.2 to Form 8-K filed April 19, 2011 that the distribution agreement called for LEG to prepay for all units ordered. Also, describe the payment terms of units shipped prior to prepayment and whether any payment was related to LEG's resale of these devices. Refer to Question 2 of SAB Topic 13.A.2.

Item 10. Directors and Executive Officers of the Registrant

General Information — Board of Directors, page 55

8.   We reissue prior comment 15; please included revised disclosure in your amended filing.

Executive Officers, page 56

9.   We reissue prior comment 16 in part; your disclosure on page 56 still appears to be duplicative of the disclosure on page 16. Please revise or advise.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 61

10.   Please revise your amended filing to include disclosure consistent with your response to prior comment 17; explain why none of your named executive officers were awarded cash bonuses for fiscal 2010.

Exhibit Index, page 69

11.   In response to prior comment 18, you filed agreements with GEOMC as an exhibit to a Form 8-K filed on March 4, 2011 and submitted a confidential treatment request for information redacted from the publicly filed exhibits. Comments on your confidential treatment request, if any, will be provided under separate cover. Please revise the exhibit index of your amended Form 10-K to reference the agreements filed with your March 4, 2011 Form 8-K. In addition, as previously requested, please revise the disclosure in your amended Form 10-K to provide a description of the material terms of the agreements. See Item 101(h)(4)(v) of Regulation S-K.

Signatures

12.   We reissue prior comment 19; Mr. Johnson has only signed your annual report on behalf of the company, he has not signed your annual report in his individual capacity as principal executive, principal financial officer, and principal accounting officer. Please file an amended annual report on Form 10-K with a revised signature block.

Transition Report on Form 10-Q for November 1, 2010 through December 31, 2010, Filed on February 22, 2011

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 27

13.   You do not appear to have provided the disclosure required by Item 701(d) of Regulation S-K for each unregistered offering during the covered period, or included such information in a current report on Form 8-K. See Item 2(a) of Part II of Form 10-Q. Please provide this information in your response letter, and include a representation that you will provide such disclosure, if applicable, in future filings. Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended March 31, 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Financial Information

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Note 1. Basis of Presentation, page 8

14.   We note that you sold 53 of the 55 devices taken back into inventory from LEG to LEI,
        who was a 51% joint venture of LEG that was sold to the joint venture partner. We also
        note that payment is based on a schedule incorporated into the agreement with LEI.
        Considering your history of not collecting payment for these units, explain each of the
        factors you considered in determining that this amount met the collectability criterion for
        revenue recognition purposes and how you assessed the collectability of the related
        receivable. Address the substantive differences between the LEI and LEG considered in
        your assessment. Tell us whether any amounts have been collected. Refer to ASC 605-
        10-S99, 605-10-25, and 310-10-35.

Form 8-K Filed on September 13, 2010

15.   Notwithstanding your response to prior comment 23, your September 13, 2010 Form 8-K
        states that on September 3, 2010, your Board of Directors elected Johnnie Johnson as
        Chief Executive Officer and Chief Financial Officer; it does not indicate that this action
        took place on September 13, 2010. Please tell us how this is consistent with Item 5.02(c)
        of Form 8-K and General Instruction B.1 to Form 8-K.

Form 8-K Filed on December 15, 2010

16.   Your response to prior comment 23 states that although your board of directors declared a
        dividend distribution on December 2, 2010, you were not required to file a Form 8-K
        pertaining to your Stockholder Rights plan until the agreement was reviewed and signed
        by your transfer agent on December 14, 2010. Please provide us with a legal analysis
        explaining how you determined that the timing of your filing of this Form 8-K was
        consistent with your filing obligations under Item 1.01 of Form 8-K. Your response
        should address the guidance provided in Question 213.01 of the Division of Corporation
        Finance's Compliance and Disclosure Interpretations of Exchange Act Form 8-K.

December 15, 2010 Press Release

17.   Your response to prior comment 24 states that no Item 2.02 Form 8-K was necessary
        because you did not disclose "material non-public information regarding [your] results of
        operations or financial condition for a completed quarterly or annual fiscal period." Your
        December 15, 2010 press release specifically refers to your quarterly period ended

October 31, 2010, and states that the "expenses for the period were $1.2 million compared to $0.9 million in the prior year period. Revenue for the quarter ended October 31, 2010 was $0.1 million compared to $0.1 million for the prior year. The loss for the current period is $1.1 million compared to $0.8 million for the prior year period." You filed your quarterly report on Form 10-Q for the quarter ended October 31, 2010 on February 22, 2011. Thus, it appears that your December 15, 2010 press release publicly announced or disclosed material non-public information regarding your results of operations or financial condition for the quarter ended October 31, 2010. See Item 2.02(a) of Form 8-K. Please provide additional support for your apparent belief that an alternative conclusion is appropriate.

Form 8-K Filed on February 11, 2011

18.   This filing pertains to leases entered into or terminated on November 22, 2010. Current reports filed pursuant to Items 1.01 and 1.02 of Form 8-K are required to be filed within four business days after the occurrence of the event. See General Instruction B.1 of Form 8-K. Please advise.

Form 8-K Filed on March 1, 2011

19.   This filing states that on December 2, 2010, your Board of Directors amended your bylaws. Current reports filed pursuant to Item 5.03 of Form 8-K are required to be filed within four business days after the occurrence of the event. See General Instruction B.1 of Form 8-K. Please advise.

Form 8-K Filed on May 4, 2011

20.   This filing describes, and includes as an exhibit, a sales agreement with Restore Medical Therapies, Inc. dated April 20, 2011. The filing also describes, and includes as exhibits, an agreement dated September 29, 2010, as amended on February 4, 2011. Current reports filed pursuant to Item 1.01 of Form 8-K are required to be filed within four business days after the occurrence of the event. See General Instruction B.1 of Form 8-K. Please advise.

Johnnie D. Johnson
Competitive Technologies, Inc.
May 25, 2011
Page 7

       You may contact Melissa Walsh, Staff Accountant at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                             Sincerely,

                             /s/ Stephen Krikorian

                             Stephen Krikorian
                             Accounting Branch Chief